12010518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
11

SEC FILE NUMBER
8- [Insert number] 27030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Clouse (913) 236-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160 (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melissa Clouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Clouse
Signature

Vice President / Controller
Title

Catherine R Morris
Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt. Exp. 09-16-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements, Supplemental Schedules, and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated balance sheet of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2011, and the related consolidated statements of earnings, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 28, 2012

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2011

(In thousands)

Assets		
Cash and cash equivalents	$	197,213
Cash and cash equivalents – restricted		50,556
Investment securities		49,917
Receivables:		
Funds and separate accounts		27,442
Customers and other		106,292
Due from affiliates		14,423
Deferred income taxes		11,096
Prepaid expenses and other current assets		8,166
Income taxes receivable		9,252
Total current assets		474,357
Property and equipment, net		70,085
Deferred sales commissions, net		38,474
Deferred income taxes		15,530
Goodwill and identifiable intangible assets		35,095
Other assets		5,873
Total assets	$	639,414
Liabilities and Stockholder's Equity		
Accounts payable	$	47,943
Payable to investment companies for securities		104,304
Accrued compensation		27,123
Payable to third party brokers		11,204
Other current liabilities		26,874
Total current liabilities		217,448
Accrued pension and postretirement costs		45,958
Other noncurrent liabilities		20,552
Total liabilities		283,958
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		214,454
Retained earnings		179,359
Accumulated other comprehensive loss		(38,358)
Total stockholder's equity		355,456
Total liabilities and stockholder's equity	$	639,414

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2011

(In thousands)

Revenues:		
Investment management fees	$	222,084
Underwriting and distribution fees		296,993
Shareholder service fees		131,625
Revenue sharing		31,451
Total		682,153
Expenses:		
Underwriting and distribution		313,509
Compensation and related costs (including share-based compensation of $42,204)		153,038
General and administrative		22,648
Subadvisory fees		1,585
Depreciation		14,111
Total		504,891
Operating income		177,262
Investment and other income		1,216
Interest expense		(62)
Income before provision for income taxes		178,416
Provision for income taxes		66,387
Net income	$	112,029

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2011

(In thousands)

Net income	$	112,029
Other comprehensive income:		
Net unrealized depreciation of investment securities during the year, net of income taxes of $(427)		(737)
Pension and postretirement benefits, net of income taxes of $(11,449)		(19,284)
Valuation allowance on investment securities' deferred tax asset during the year		(649)
Reclassification adjustment for amounts included in net income, net of income taxes of $(219)		(377)
Comprehensive income	$	90,982

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2010	1,000	$ 1	207,969	132,467	(17,311)	323,126
Net income	—	—	—	112,029	—	112,029
Dividends to parent – cash	—	—	—	(65,137)	—	(65,137)
Excess tax benefits from share-based payment arrangements	—	—	6,485	—	—	6,485
Unrealized depreciation on available-for-sale investment securities	—	—	—	—	(737)	(737)
Pension and postretirement benefits	—	—	—	—	(19,284)	(19,284)
Valuation allowance on investment securities' deferred tax asset	—	—	—	—	(649)	(649)
Reclassification adjustment for amounts included in net income,	—	—	—	—	(377)	(377)
Balance at December 31, 2011	1,000	$ 1	214,454	179,359	(38,358)	355,456

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2011

(In thousands)

Cash flows from operating activities:		
Net income	$	112,029
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		14,238
Amortization of deferred sales commissions		21,995
Excess tax benefits from share-based payment arrangements		(6,485)
Gain on sale of available for sale securities		(596)
Net purchases and sales or maturities of trading securities		31,652
Unrealized loss on trading securities		253
Loss on sale and retirement of property and equipment		1,978
Deferred income taxes		1,648
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		21,133
Receivables from funds and separate accounts		(2,847)
Customers and other receivables		(32,233)
Due from affiliates, net		2,688
Deferred sales commissions		(26,995)
Prepaid expenses and other assets		(1,659)
Accounts payable		20,758
Payable to investment companies for securities		(13,292)
Accrued compensation		(2,469)
Income taxes payable		(3,319)
Other liabilities		7,826
Net cash provided by operating activities		146,303
Cash flows from investing activities:		
Purchases of available-for-sale investment securities		(25,587)
Proceeds from sales and maturities of available-for-sale investment securities		40,976
Additions to property and equipment		(17,923)
Proceeds from sales of property and equipment		5
Net cash used in investing activities		(2,529)
Cash flows from financing activities:		
Dividends to parent		(65,137)
Excess tax benefits from share-based payment arrangements		6,485
Net cash used in financing activities		(58,652)
Net increase in cash and cash equivalents		85,122
Cash and cash equivalents at beginning of year		112,091
Cash and cash equivalents at end of year	$	197,213
Supplemental disclosure for cash flow information:		
Cash paid for income taxes (net)	$	66,970

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Funds (the Advisors Funds), Ivy Funds Variable Insurance Portfolios (the Ivy Funds VIP), Ivy Funds, which are underwritten by an affiliate, and Ivy Funds InvestEd (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements, underwriting agreements, and shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company also receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances are eliminated in consolidation.

The Company has evaluated subsequent events through February 28, 2012, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) ***Use of Estimates***

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities upon acquisition of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers segregated in compliance with federal and other regulations.

(e) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) ***Investment Securities***

Our investment securities are comprised of United States, state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investment securities are classified as available-for-sale or trading. W&R Inc. investment securities are classified as trading. The subsidiaries of W&R Inc. hold only available-for-sale securities. Unrealized holding gains and losses on securities available for sale, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

Our available-for-sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry the issuer operates in, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes. When a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss. If so, the

other-than-temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

(g) Property and Equipment

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for furniture, fixtures, and computer software; five to 10 years for data processing equipment; 10 to 30 years for buildings; three to 26 years for equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification (ASC) 350. Internal costs capitalized are included in "Property and equipment, net" on the consolidated balance sheet, and were $10.6 million as of December 31, 2011. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to 10 years.

(i) Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is reviewed annually for impairment in the second quarter of each year and when events or circumstances occur that indicate that goodwill might be impaired. Factors that the Company considers important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or nonrenewal of a mutual fund management advisory contract or substantial changes in revenues earned from such contract, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset being evaluated.

The Company has one reporting unit for goodwill, investment management and related services. This unit's goodwill was recorded as part of the spin-off of WDR from its former parent, and to a lesser extent, was recorded as part of subsequent business combinations that were merged into the existing investment management operations.

To determine fair value of the reporting unit, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable companies in the financial services industry. Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Indefinite-life intangible assets represent a mutual fund management advisory contract for managed assets obtained in an acquisition. The Company considers this contract to be an indefinite-life intangible asset as it is expected to be renewed without significant cost or modification of terms. The Company also tests this asset for impairment annually by comparing its fair value to the carrying amount of the asset.

(j) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions and related compensation, that are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. In addition, the costs incurred at the time of the sale of shares for certain asset allocation products are deferred and amortized on a straight-line basis, not to exceed three years. The Company recovers such costs through Rule 12b-1 and other distribution fees, which are paid on Class B and Class C shares of the Advisor Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the required holding period (three years for shares of certain asset allocation products, six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSC's, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjust them accordingly.

(k) Revenue Recognition

We recognize investment management fees as earned over the period in which services are rendered. We charge the Advisors Funds and Ivy Funds VIP daily based upon average daily net assets under management in accordance with investment management agreements between the Advisors Funds

and Ivy Funds VIP and the Company. In general, the majority of investment management fees earned from institutional and separate accounts are charged quarterly based upon an average of net assets under management at the end of the months within the quarter in accordance with such agreements.

Underwriting and distribution revenues resulting from the sale of investment products are recognized on the trade date.

Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management.

We also recognize distribution revenues monthly on certain types of investment products, primarily variable annuity products, which are generally calculated based upon average daily net assets under management.

The Company collects Rule 12b-1 service and distribution fees under the distribution and service plan agreements with the Advisors Funds and Ivy Funds VIP. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis for Class A shares and 100 basis points for Class B and C shares. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized as contractual obligations are fulfilled or as services are provided.

Revenue sharing is recognized monthly. Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the proprietary channel. In addition, the Company receives revenue for providing accounting, legal, marketing, rent, and other administrative services to affiliated companies.

(l) Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense was $1.8 million for the year ended December 31, 2011 and is classified in underwriting and distribution expense and general and administrative expense on the consolidated statement of earnings.

(m) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns

in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $6.5 million for 2011.

(2) Investment Securities

Investments at December 31, 2011 are as follows (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale securities:				
Mortgage-backed securities	$ 9	2	—	11
Municipal bonds	2,549	—	(13)	2,536
Corporate bonds	11,743	96	(5)	11,834
Affiliated mutual funds	15,006	1,343	(899)	15,450
Total available-for-sale securities	$ 29,307	1,441	(917)	29,831
Trading securities:				
Mortgage-backed securities				63
Municipal bonds				500
Corporate bonds				12,239
Common stock				37
Affiliated mutual funds				7,247
Total trading securities				20,086
Total investment securities				$ 49,917

A summary of available-for-sale securities with fair values below carrying values at December 31, 2011 is as follows (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Municipal bonds	$ —	—	2,536	13	2,536	13
Corporate bonds	3,647	5	—	—	3,647	5
Affiliated mutual funds	9,697	899	—	—	9,697	899
Total temporarily impaired securities	$ 13,344	904	2,536	13	15,880	917

Based upon our assessment of these municipal bonds, corporate bonds and affiliated mutual funds, the time frame investments have been in a loss position, our intent to hold such securities until they have recovered, and our history of holding bonds until maturity, we determined that a write-down was not necessary at December 31, 2011.

Mortgage-backed securities, municipal bonds, and corporate bonds accounted for as available for sale as of December 31, 2011 mature as follows (in thousands):

	Amortized cost	Fair value
After one year but within ten years	$ 13,300	13,392
After ten years	1,001	989
	$ 14,301	14,381

Mortgage-backed securities, municipal bonds, and corporate bonds accounted for as trading and held as of December 31, 2011 mature as follows (in thousands):

	Fair value
After one year but within ten years	$ 12,739
After ten years	63
	$ 12,802

(Continued)

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities at the reporting date.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2011 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs (in thousands):

	Level 1	Level 2	Level 3	Total
Mortgage-backed securities	$ —	74	—	74
Municipal bonds	—	3,036	—	3,036
Corporate bonds	—	24,073	—	24,073
Common stock	37	—	—	37
Affiliated mutual funds	22,697	—	—	22,697
Total	$ 22,734	27,183	—	49,917

(Continued)

(3) Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of purchase price over the tangible assets and identifiable intangible assets of acquired business. Our goodwill is not deductible for tax purposes. Goodwill and identifiable intangible asset (all considered indefinite lived) at December 31, 2011 are as follows (in thousands):

Goodwill	$	16,514
Accumulated amortization		(8,272)
Total goodwill		8,242
Total identifiable intangible asset		26,853
Total	$	35,095

In 2011, the Company's annual impairment test indicated that goodwill and identifiable intangible asset were not impaired. Related to goodwill, the fair value of the investment management and related services reporting unit exceeded its carrying value by more than 100% and the fair value of our indefinite-life intangible asset exceeded its carrying value by more than 100%.

(4) Property and Equipment

A summary of property and equipment at December 31, 2011 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	29,679	3 – 10 years
Data processing equipment		19,255	5 – 10 years
Computer software		68,060	3 – 10 years
Equipment		18,380	3 – 26 years
Leasehold improvements		19,255	1 – 15 years
Building		3,765	10 – 30 years
Land		1,940	
Property and equipment, at cost		160,334	
Accumulated depreciation		(90,249)	
Property and equipment, net	$	70,085	

At December 31, 2011, we have property and equipment under capital lease with a cost of $1.7 million and accumulated depreciation of $0.9 million.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2011 consists of the following (in thousands):

Currently payable:		
Federal	$	60,087
State		4,527
		64,614
Deferred taxes		1,773
Provision for income taxes	$	66,387

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.7
Valuation allowance	(0.2)
Other items	0.7
Effective income tax rate	37.2%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2011 is presented as follows (in thousands):

Deferred tax liabilities:		
Deferred sales commissions	$	(172)
Property and equipment		(11,998)
Benefit plans		(9,554)
Purchase of fund assets		(5,590)
Prepaid expenses		(1,960)
Total gross deferred liabilities		(29,274)
Deferred tax assets:		
Capital loss carryforward		3,022
Additional pension and postretirement liability		22,695
Unrealized losses on investment securities		304
Accrued expenses		12,550
Nonvested stock		16,772
State net operating loss carryforwards		4,084
Federal benefit on state liabilities		2,062
Unused state tax credits		1,120
Other		525
Total gross deferred assets		63,134
Valuation allowance		(7,234)
Net deferred tax asset	$	26,626

During 2009, the Company sold a subsidiary, which generated a capital loss available to offset potential future capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of the capital loss. The capital loss carryforward, if not utilized, will expire in 2014. The deferred tax asset, net of federal tax effect, relating to the capital losses as of December 31, 2011 is approximately $3.0 million. As of December 31, 2011, other net deferred tax assets, which are capital in nature, are approximately $0.3 million. Management believes it is not more likely than not that the Company will generate sufficient future capital gains to realize the full benefit of these capital losses, and accordingly, a valuation allowance in the amount of $3.3 million has been recorded at December 31, 2011. During 2011, declines in the Company's investment portfolio resulted in an increase of $0.3 million in the valuation allowance against deferred tax assets that are capital in nature. The decline in the investment portfolios was partially offset by realized capital gains in 2011, which allowed for the release of $0.3 million of the valuation allowance as a reduction to tax expense. The remaining $0.6 million increase in the valuation allowance was recorded as an increase in accumulated other comprehensive loss.

As of December 31, 2011, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss

(Continued)

carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $4.1 million at December 31, 2011. The carryforwards, if not utilized, will expire between 2012 and 2031. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.9 million has been recorded at December 31, 2011. The Company has state tax credits of $1.1 million as of December 31, 2011 that can be utilized in future tax years. Of these state tax credit carryforwards, $0.8 million will expire between 2019 and 2021 if not utilized and $0.3 million will expire in 2027 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of January 1, 2011, the Company had unrecognized tax benefits, including penalties and interest, of $6.1 million ($4.3 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. As of December 31, 2011, the Company had unrecognized tax benefits, including penalties and interest, of $7.3 million ($5.3 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes. As of January 1, 2011, the total amount of accrued interest and penalties related to uncertain tax positions included in the consolidated balance sheet was $1.9 million ($1.5 million net of federal benefit). The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the consolidated statement of earnings for the year ended December 31, 2011 was $0.2 million. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2011 of $2.1 million ($1.7 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2011 (in thousands):

		Unrecognized tax benefits
Balance at January 1, 2011	$	4,138
Increases during the year:		
Gross increases – tax positions in prior period		1,092
Gross increases – current period tax positions		860
Decreases during the year:		
Gross decreases – tax positions in prior period		(256)
Decreases due to lapse of statute of limitations		(615)
Balance at December 31, 2011	$	5,219

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2011, the Company did not settle any open tax years that were undergoing audits by state jurisdictions in which the Company operates. The Company received notification of a favorable outcome on a tax position, which the Company had previously considered partially uncertain and, therefore, had not previously recognized the full tax benefit. The 2008, 2009, and 2010 federal income tax returns are the only open tax years that remain subject to potential future audit. The 2005, 2006, and 2007 federal tax years also remain open to a limited extent due to capital loss carryback claims. State income tax returns for all years after 2007 and, in certain states, income tax returns prior to 2008, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

The Company is currently being audited in various state jurisdictions. It is reasonably possible that the Company will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's liability for unrecognized tax benefits could decrease by approximately $0.2 million to $1.8 million ($0.1 million to $1.2 million net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(6) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2011 were $6.9 million.

The total projected benefit obligation of the Plan is $148.4 million, of which $127.5 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the consolidated balance sheet of WDR at December 31, 2011 is $45.0 million, of which $38.6 million relates to the Company.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees including Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8.1 million are recorded on the consolidated balance sheet of WDR at December 31, 2011, of which $7.6 million relates to the Company. Of the Company's total liability at December 31, 2011, $0.3 million is included in other current liabilities, while the remainder is long term in nature. During 2011, WDR allocated $0.9 million of expense to the Company for the medical plan.

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2011 were $3.7 million.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. Our Company made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2011. At December 31, 2011, the Company had net capital of $34.5 million that was $34.3 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets that are excluded from net capital. See schedule I for additional information regarding net capital.

(9) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and (k)(2)(ii). The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2011 for which instructions to reduce to possession or control had been issued as of December 31, 2011, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from

"temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expense related to these awards. For the year ended December 31, 2011, the Company recorded share-based compensation expense totaling $42.2 million that is included in compensation and related costs in the consolidated statement of earnings.

(11) Rental Expense and Lease Commitments

The Company leases home office buildings, certain sales, and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2011 was $21.4 million. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

2012	$ 19,091
2013	15,656
2014	11,498
2015	8,102
2016	5,413
Thereafter	27,317
	$ 87,077

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2011.

(12) Transactions with Related Parties

The current amounts due from affiliates at December 31, 2011 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2011 include amounts due for administrative and other services.

Through revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the Advisor channel. In addition, the Company receives revenue for providing accounting, legal, marketing, rent, and other services. Accordingly, during 2011, the Company received $1.6 million from the

gross sales of assets, $6.7 million from average assets under management and $23.2 million for services provided.

The amount classified as income tax receivable at December 31, 2011 consists entirely of amounts due from WDR for tax allocations.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed financial advisors. Accordingly, during 2011, the Company recorded $27.5 million in revenues from the sale of Ivy Funds.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Advisor Funds by the affiliates. The Company recorded $359 thousand for these charges for 2011. As described in note 1, a portion of these charges were capitalized as deferred sales commissions.

(13) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2011 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2011 that were not consolidated in the December 31, 2011 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	122,203
Receivables and prepaids		51,947
Investment securities		29,831
Property and equipment, net		35,443
Goodwill and intangible assets, net		26,853
Current income taxes		8,986
Deferred income taxes		23,949
Other assets		397
		299,609
Liabilities:		
Other liabilities		98,599
		98,599
Company equity in net assets	$	201,010

(14) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

Michael E. Taylor, Kenneth B. Young, individuals, on behalf of themselves individually and on behalf of others similarly situated v. Waddell & Reed, Inc., a Delaware Corporation; and DOES 1 through 10 inclusive; Case No. 09-CV-2909 DMS WVG; in the United States District Court for the Southern District of California.

In this action filed December 28, 2009, the Company was sued in an individual action, class action and Fair Labor Standards Act (FLSA) nationwide collective action by two former advisors asserting misclassification of financial advisors as independent contractors instead of employees. Plaintiffs, on behalf of themselves and a purported class of W&R Inc. financial advisors, assert claims under the FLSA for minimum wages and overtime wages, and under California Labor Code Statutes for timely payment of wages, minimum wages, overtime compensation, meal periods, reimbursement of losses and business expenses and itemized wage statements and a claim for Unfair Business Practices under §17200 of the California Business & Professions Code. Plaintiffs seek declaratory and injunctive relief and monetary damages.

Plaintiffs moved for conditional collective action certification under the FLSA. The Company opposed this motion and additionally moved for summary judgment on Plaintiffs' individual FLSA claims. The Court issued an order on January 3, 2012 granting the Company's summary judgment motions, holding that Plaintiffs' individual FLSA claims fail as a matter of law, and denying Plaintiffs' motion for conditional collective action certification under the FLSA as moot. This ruling effectively removes all nationwide FLSA claims from the case.

Plaintiffs intend to continue to pursue the California claims and may seek to amend their complaint to attempt to revive certain FLSA claims. An adverse determination in this matter could have a material adverse impact on the financial position and results of operations of the Company. The Company intends to continue to vigorously defend plaintiffs' claims.

At this stage in this litigation, based upon the information currently available to the Company, the Company is not able to determine that an unfavorable outcome is remote, reasonably possible, or probable, and the Company has determined that it cannot reasonably estimate either the amount or the range of possible losses that would result if plaintiffs were to prevail, therefore, the Company has not made any accruals with respect to this matter in its consolidated financial statements.

Schedule I

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

(In thousands)

Total stockholder's equity per balance sheet	$	355,456
Additions to capital – deferred tax adjustment		16,955
Total stockholder's equity for computation of net capital		372,411
Nonallowable assets, including equity in subsidiaries		(336,223)
Haircuts on securities		(1,664)
Net capital		34,524
Minimum net capital requirement		250
Excess of net capital over minimum net capital requirement	$	34,274
Aggregate indebtedness	$	187,216
Ratio of aggregate indebtedness to net capital		N/A

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule II

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Reconciliation of Total Assets Included in the December 31, 2011
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2011 FOCUS Report

(In thousands)

Total assets per the 2011 FOCUS Report	$	559,628
Reclassifications and adjustments		79,786
Total assets per the December 31, 2011 audited consolidated financial statements	$	639,414

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Waddell & Reed, Inc.:

In planning and performing our audit of the consolidated financial statements of Waddell & Reed, Inc. and subsidiaries (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 28, 2012

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Waddell & Reed, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Waddell & Reed, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copy), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC–7 with supporting schedules provided by management (Statement of Income (Loss) Schedule), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

SEC Mail Processing Section

FEB 28 2012

Washington, DC
125

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027030 FINRA DEC
Waddell & Reed Inc 20*20
Attn: M Strohm
PO Box 29217
Shawnee Mission KS 66201-9217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$29,787
B.	Less payment made with SIPC-6 filed (exclude interest) July 25, 2011 (Date Paid)	(14,912)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	14,875
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$14,875
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$14,875
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waddell & Reed Inc.
(Name of Corporation, Partnership or other organization)

Melissa A. Chase
(Authorized Signature)

Vice President & Controller
(Title)

Dated the 22nd day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$339,464,808
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	350,138
Total additions	339,814,946
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	228,838,407
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached	99,007,511
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $54,344	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	54,344
Total deductions	327,900,262
2d. SIPC Net Operating Revenues	$11,914,684
2e. General Assessment @ .0025	$29,787
	(to page 1, line 2.A.)

WADDELL & REED INC.
SIPC-6 Assessment
December 31, 2011

	Dec-11 YTD
2C. Deductions	
(8) Other revenue not related either directly or indirectly to the securities business	
Ticket charge revenues on mutual funds	892,127.00
Ticket charge revenues - P & H	292,388.00
Ridge commission revenue on mutual funds	-
Insurance products revenues	55,839,060.00
Dividend Income-Mutual Funds	159,591.00
Dividend Income-Tax Free	9,326.00
Misc. Income	8,401.00
Revenue Share Revenue on Mutual Funds	41,806,618.00
	99,007,511.00